SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                      CAPCO AUTOMOTIVE PRODUCTS CORPORATION
 ______________________________________________________________________________
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
 ______________________________________________________________________________
                         (TITLE OF CLASS OF SECURITIES)

                                   139168 10 8
 ______________________________________________________________________________
                                 (CUSIP NUMBER)

                            GERALD L. GHERLEIN, ESQ.
                                EATON CORPORATION
                                  EATON CENTER
                              1111 SUPERIOR AVENUE
                             CLEVELAND, OHIO  44114
                                 (216) 523-5000
 ______________________________________________________________________________
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MARCH 8, 1996
 ______________________________________________________________________________
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous state-ment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subse-quent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page should be filled out for a reporting per-son's initial filing on this form with respect to the subject class of securi-ties, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP NO. 139168 10 8
 _______________________________________________________________________________
      (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

           Eaton Corporation
           34-0196300
 _______________________________________________________________________________
      (2)  Check the Appropriate Box if a Member of a Group
                                                                 (a)       [ ]
                                                                 (b)       [ ]
 _______________________________________________________________________________
      (3)  SEC Use Only
 _______________________________________________________________________________
      (4)  Source of Funds

           00
 _______________________________________________________________________________
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                          [  ]
 ______________________________________________________________________________
      (6)  Citizenship or Place of Organization

           Ohio
 ______________________________________________________________________________
 Number of      (7)  Sole Voting Power         805,000 shares
 Shares Bene-   _______________________________________________________________
 ficially       (8)  Shared Voting Power             0 shares
 Owned by       _____________________________________________________________
 Each Report-   (9)  Sole Dispositive Power    805,000 shares
 ing Person     _______________________________________________________________
 With           (10) Shared Dispositive Power        0 shares
 ______________________________________________________________________________
      (11) Aggregate Amount Beneficially Owned by Each Reporting Person

           805,000 shares

 _______________________________________________________________________________
      (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           [  ]

 _______________________________________________________________________________
      (13) Percent of Class Represented by Amount in Row (11)

           7.3%

 _______________________________________________________________________________
      (14) Type of Reporting Person (See Instructions)

           CO





         ITEM 1.   SECURITY AND ISSUER.

                   This Statement on Schedule 13D relates to shares of Common Stock, par value $.01 per share (the "Shares"), of CAPCO Automotive Products Corporation, a Michigan corporation (the "Company"). The principal executive offices of the Com-pany are located at 300 S. St. Louis Boulevard, P.O. Box 208, South Bend, Indiana 46624.


         ITEM 2.   IDENTITY AND BACKGROUND.

         (a)-(c),(f) This Statement is being filed by Eaton Corpo-ration ("Eaton"), an Ohio corporation principally engaged in the manufacture of highly engineered products which serve the vehicle, industrial, construction, commercial and aerospace markets. The principal offices of Eaton are located at Eaton Center, 1111 Superior Avenue, Cleveland, Ohio 44114. The name, business address, present principal occupation or employment and citizenship of each of the directors and exe-cutive officers of Eaton are set forth in Schedule I hereto and are incorporated herein by reference.

         (d)-(e) During the last five years, neither Eaton nor any of its directors or executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   Eaton has purchased 805,000 Shares on the open mar-ket for an aggregate purchase price of $5,803,300. Funds provided by Eaton's ongoing commercial paper program were used to purchase the 805,000 Shares.


         ITEM 4.   PURPOSE OF TRANSACTION.

         (a)-(j) Eaton acquired the Shares in order to facilitate a possible business combination between Eaton and the Company.
         On March 13, 1996, Stephen R. Hardis, Chairman and Chief
         Executive Officer of Eaton, sent a letter to F. Edmir
         Bertolaccini, Chairman and Chief Executive Officer of the
         Company, proposing an acquisition of the Company by Eaton at $11 per share in cash (the "March 13 Letter"). A copy of the March 13 Letter is attached hereto as Exhibit 1 and is incor-porated herein by reference. On March 13, 1996, Eaton issued





         a press release with respect to the March 13 Letter. A copy of the press release is attached hereto as Exhibit 2 and is incorporated herein by reference. The foregoing description of the March 13 Letter and the press release is qualified in its entirety by reference to Exhibits 1 and 2.

                   On March 13, 1996, Eaton delivered a notice to the Company nominating seven individuals for election as direc-tors at the Company's annual meeting of shareholders sched-uled for May 14, 1996. On March 14, 1996, Cede & Co., at the request of Eaton, delivered a similar notice to the Company (the Eaton notice and the Cede & Co. notice, collectively the "Nomination Notices"). In the Nomination Notices, Eaton stated that all of its nominees were committed to supporting the proposal made by Eaton to acquire the Company in a transaction pursuant to which the Company's shareholders will receive $11 per share in cash. Following the filing of preliminary solicitation materials with the Securities and Exchange Commission, Eaton intends to solicit proxies from the Company's shareholders for the purpose of electing to the Board of Directors of the Company the director candidates nominated by Eaton in order to insure that the Company's Board of Directors will take all such actions necessary or appropriate (subject to such directors' fiduciary duties) to approve and effectuate the consummation of a business combination between Eaton and the Company, including, among other things, taking action to execute an agreement and plan of merger.

                   On March 13, 1996, Eaton commenced litigation against the Company and its directors in the federal district court in the Eastern District of Michigan in connection with Eaton's proposal set forth in the March 13 Letter. Eaton's litigation seeks both declaratory and injunctive relief. Eaton's complaint seeks to require the Company to redeem the preferred stock purchase rights (the "Rights") issued pursu-ant to the Rights Agreement between the Company and Harris Trust and Savings Bank, as Rights Agent, and to prevent the Company from changing the May 14, 1996 date for its annual meeting of shareholders or the March 20 record date for that meeting, and requests the court to declare that the Company is not subject to the provisions of certain Michigan anti-takeover statutes. The Eaton complaint also seeks to prevent the Company from acting to become covered by these statutes. Copies of the complaint filed by Eaton and the Eaton press release issued on March 14, 1996 announcing the filing of the complaint are attached hereto as Exhibits 3 and 4 and are incorporated herein by reference. The foregoing description of the litigation and the press release is qualified in its entirety by reference to Exhibits 3 and 4.

                   On March 18, 1996, Eaton announced that it will be commencing a cash tender offer to purchase all of the Com-pany's outstanding Shares (and the associated Rights), at a








         price of $11.00 per Share (the "Offer"). In addition, Eaton also said that after consummation of the Offer it intends to acquire any remaining Shares in a cash merger at the same price as paid in the Offer. A copy of the press release issued by Eaton is attached hereto as Exhibit 5 and is incorporated herein by reference.

                   Upon consummation of the business combination pro-posed by Eaton, the Company would become a wholly owned sub-sidiary of Eaton. Except in connection with the proposed business combination (including the Offer) and the nomination of director candidates as described above, Eaton has no cur-rent plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D. Eaton does, however, expect to evaluate on an ongoing basis its intentions with respect to the Com-pany and may determine to pursue one or more of the actions specified in Items (a) through (j) in order to facilitate a business combination with the Company and Eaton reserves the right to change its plans and intentions at any time, and to take any action, with respect to the Company or the Shares, in any manner permitted by law.


         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Eaton has sole power to vote, direct the vote of, dispose of, or direct the disposition of all 805,000 Shares beneficially owned by Eaton. These shares comprise approximately 7.3% of the outstanding Shares. No director or executive officer of Eaton is the beneficial owner of any of the 805,000 Shares owned by Eaton or of any other Shares.

         (c) During the past 60 days, Eaton effected purchases of Shares as set forth in Schedule II hereto, which is hereby incorporated herein by reference.

         (d)       Not applicable.

         (e)       Not applicable.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELA-TIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   Not applicable.
















         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1   Letter Dated March 13, 1996, from Stephen R.
                     Hardis, Chairman and Chief Executive Officer of Eaton, to F. Edmir Bertolaccini, Chairman and Chief Executive Officer of the Company.

         Exhibit 2   Eaton Press Release, dated March 13, 1996.

         Exhibit 3 Complaint filed by Eaton in the federal district court in the Eastern District of Michigan.

         Exhibit 4   Eaton Press Release, dated March 14, 1996.

         Exhibit 5   Eaton Press Release, dated March 18, 1996.















































                                    SIGNATURE

                   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.

         Dated: March 18, 1996


                                       EATON CORPORATION



                                       By:/s/ Gerald L. Gherlein
                                       Name:  Gerald L. Gherlein
                                       Title: Executive Vice President
                                              and General Counsel




                                       By:/s/ Earl R. Franklin
                                       Name:  Earl R. Franklin
                                       Title: Secretary

































                                                              SCHEDULE I





                    DIRECTORS AND EXECUTIVE OFFICERS OF EATON

                   The name, business address, present principal occupa-tion or employment of each of the directors and executive offi-cers of Eaton are set forth below. Unless otherwise indicated, the business address of each such director and each such execu-tive officer is Eaton Center, 1111 Superior Avenue, Cleveland, Ohio 44114. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Eaton. Unless otherwise indicated below, all directors and executive officers listed below are citizens of the United States.

                                    DIRECTORS

                                  POSITION WITH EATON; BUSINESS ADDRESS;
                                   PRINCIPAL OCCUPATION OR EMPLOYMENT;
         NAME                           5-YEAR EMPLOYMENT HISTORY

         NEIL A. ARMSTRONG        DIRECTOR SINCE 1981.  Former Chairman
                                  of Computing Technologies for
                                  Aviation, Inc., a computer systems
                                  company, a position he held from 1982
                                  until 1992.  He is a director of
                                  Cincinnati Milacron, Inc., Cinergy
                                  Corp., RMI Titanium Co., Thiokol
                                  Corporation and USX Corporation.

         ERNIE GREEN              DIRECTOR SINCE 1995.  Founder,
                                  President and Chief Executive Officer
                                  of EGI, Inc., a manufacturer of auto-
                                  motive components.  The business
                                  address of EGI, Inc. is 1785 Big Hill
                                  Road, Dayton, Ohio 45439.  He is also
                                  President of Florida Production
                                  Engineering, Inc., subsidiary of EGI.
                                  He is a director of Acordia, Inc.,
                                  Bank One, Dayton, N.A., DP&L Inc. and
                                  Duriron Company, Inc.

         A. WILLIAM REYNOLDS      DIRECTOR SINCE 1987.  Chief Executive
                                  Officer of Old Mill Group, a private
                                  investment firm.  The business address
                                  of Old Mill Group is 1696 Georgetown
                                  Road, Unit E, Hudson, Ohio 44236.
                                  Former Chairman of GenCorp Inc., a
                                  technology-based company with posi-
                                  tions in aerospace, automotive and
                                  polymer products.  Mr. Reynolds'
                                  association with GenCorp began in
                                  September, 1984, as President and
                                  Chief Operating Officer.  He was Chief
                                  Executive Officer from August, 1985 to





                                  July, 1994 and served as Chairman from
                                  January, 1987 through March, 1995.
                                  Mr. Reynolds is a director of Boise
                                  Cascade Corporation, Boise Cascade
                                  Office Products Corp. and Stant Corp.
                                  and Chairman of the Federal Reserve
                                  Bank of Cleveland.

         CHARLES E. HUGEL         DIRECTOR SINCE 1978.  Former Chairman
                                  and Chief Executive Officer of
                                  Combustion Engineering, Inc., a pro-
                                  vider of products and services for the
                                  power, process, automation, environ-
                                  mental control and other markets.  Mr.
                                  Hugel became President and Chief Exe-
                                  cutive Officer of Combustion
                                  Engineering, Inc., in April, 1984 and
                                  Chairman and Chief Executive Officer
                                  in July, 1988.  He was Chairman of
                                  Asea Brown Boveri Inc. from January,
                                  1990 to February, 1991 and, until his
                                  retirement in December, 1991, was
                                  advisor to the Chief Executive Offi-
                                  cer.  Mr. Hugel is a director of
                                  Pitney Bowes Inc.

         JOHN R. MILLER           DIRECTOR SINCE 1985.  President and
                                  Chief Executive Officer of TBN
                                  Holdings Inc., an environmental com-
                                  pany engaged primarily in the resource
                                  recovery and recycling business.  The
                                  business address of TBN Holdings Inc.
                                  is Lander Center, Suite 110, 3550
                                  Lander Road, Pepper Pike, Ohio 44124.
                                  He was President, Chief Operating
                                  Officer and a director of The Standard
                                  Oil Company from August, 1980 through
                                  March, 1986.  Mr. Miller formerly
                                  served as Chairman of the Federal
                                  Reserve Bank of Cleveland and is a
                                  director of American Waste Services,
                                  Inc.

         FURMAN C. MOSELEY        DIRECTOR SINCE 1975.  Chairman of
                                  Sasquatch Publishing Company.  The
                                  business address of Sasquatch
                                  Publishing Company is c/o Simpson
                                  Investment Company, 1201 Third Avenue,
                                  Suite 4900, Seattle, Washington 98101.
                                  Former president of Simpson Investment
                                  Company, holding company for Simpson
                                  Paper Company and Simpson Timber Com-
                                  pany.  He was Chairman of Simpson
                                  Paper from 1969 to January, 1995 and








                                  retired as President of Simpson
                                  Investment Company in July, 1995.  Mr.
                                  Moseley is a director of Owens-Corning
                                  Fiberglas Corporation.

         VICTOR A. PELSON         DIRECTOR SINCE 1994.  Executive Vice
                                  President of AT&T and Chairman of
                                  AT&T's Global Operations Team.  The
                                  business address of AT&T is 295 North
                                  Maple Avenue, Basking Ridge, New
                                  Jersey 07920.  Mr. Pelson began his
                                  career with AT&T in 1959 and has
                                  served in many executive positions,
                                  most recently as Group Executive and
                                  President responsible for AT&T's
                                  Communications Services Group.  He is
                                  a director of AT&T, as well as a mem-
                                  ber of its Management Executive
                                  Committee, and a director of United
                                  Parcel Service.  Mr. Pelson will
                                  retire from AT&T at the end of March,
                                  1996.

         ALEXANDER M. CUTLER      DIRECTOR SINCE 1993.  President and
                                  Chief Operating Officer of Eaton.  Mr.
                                  Cutler joined Cutler-Hammer, Inc. in
                                  1975, which was subsequently acquired
                                  by Eaton, and became President of
                                  Eaton's Industrial Group in 1986.  Mr.
                                  Cutler was named President of the Con-
                                  trols Group in 1989, Executive Vice
                                  President - Operations in 1991, and
                                  was elected Executive Vice President
                                  and Chief Operating Officer - Controls
                                  in September, 1993 and assumed his
                                  current position in September, 1995.

         PHYLLIS B. DAVIS         DIRECTOR SINCE 1991.  Former Senior
                                  Vice President, Corporate Affairs of
                                  Avon Products, Inc., a manufacturer
                                  and marketer of cosmetics, toiletries
                                  and jewelry.  Mrs. Davis joined Avon
                                  in 1968, advanced to Group Vice Presi-
                                  dent (U.S.) in 1977 and was head of
                                  its sales and distribution from 1985
                                  to 1988.  She became Corporate Senior
                                  Vice President of Business Development
                                  in 1989 and served as Senior Vice
                                  President, Corporate Affairs from 1990
                                  until her retirement in September,
                                  1991.  Mrs. Davis is a director of
                                  BellSouth Corporation and The TJX Com-
                                  panies, Inc., and a trustee of various









                                  open-end mutual funds in the Fidelity
                                  Group.

         STEPHEN R. HARDIS        DIRECTOR SINCE 1983.  Chairman and
                                  Chief Executive Officer of Eaton.  Mr.
                                  Hardis served as Executive Vice Presi-
                                  dent - Finance and Administration pri-
                                  or to April, 1986, was elected Vice
                                  Chairman in 1986 and designated Chief
                                  Financial and Administrative Officer,
                                  and became Chief Executive Officer in
                                  September, 1995 and Chairman in
                                  January, 1996.  He joined Eaton in
                                  1979.  Mr. Hardis is a director of
                                  First Union Real Estate Investments
                                  Trust, KeyCorp, Nordson Corporation
                                  and Progressive Corporation.

         GARY L. TOOKER           DIRECTOR SINCE 1992.  Vice Chairman
                                  and Chief Executive Officer of
                                  Motorola, Inc., a manufacturer of
                                  electronics equipment.  The business
                                  address of Motorola, Inc. is 1303 East
                                  Algonquin Road, Schaumburg, Illinois
                                  60196.  Mr. Tooker joined Motorola in
                                  1962 and advanced to the position of
                                  Senior Executive Vice President and
                                  Chief Corporate Staff Officer in 1986.
                                  He became Chief Operating Officer in
                                  1988, President in 1990 and Vice
                                  Chairman and Chief Executive Officer
                                  in December, 1993.


                                EXECUTIVE OFFICERS

         Stephen R. Hardis        Chairman (January 1, 1996) and Chief
                                  Executive Officer (September 1, 1995);
                                  Director.

         Alexander M. Cutler      President and Chief Operating Officer
                                  (September 1, 1995); Director.

         Gerald L. Gherlein       Executive Vice President and General
                                  Counsel (September 4, 1991).

         Brian R. Bachman         Senior Vice President--Semiconductor
                                  and Specialty Systems (January 1,
                                  1996).













         Joseph L. Becherer       Senior Vice President--Cutler-Hammer
                                  (September 1, 1995).  The business
                                  address of Mr. Becherer is Five
                                  Parkway Center, 875 Greentree Road,
                                  Pittsburgh, PA  15220.

         Robert J. McCloskey      Senior Vice President--Controls and
                                  Hydraulics (September 1, 1995).

         Thomas W. O'Boyle        Senior Vice President--Truck
                                  Components (September 1, 1995).

         Larry M. Oman            Senior Vice President--Automotive
                                  Components (September 1, 1995).  The
                                  business address of Mr. Oman is 26101
                                  Northwestern Highway, Southfield,
                                  Michigan  48076.

         John M. Carmont          Vice President and Treasurer (December
                                  1, 1981).  (Citizen of United
                                  Kingdom.)

         Susan J. Cook            Vice President - Human Resources
                                  (January 16, 1995).

         Adrian T. Dillon         Vice President - Chief Financial and
                                  Planning Officer (September 1, 1995).

         Patrick X. Donovan       Vice President - International (April
                                  27, 1988).

         Earl R. Franklin         Secretary and Associate General
                                  Counsel (September 1, 1991).

         John W. Hushen           Vice President - Corporate Affairs
                                  (August 1, 1991).

         Stanley V. Jaskolski     Vice President - Technical Management
                                  (October 1, 1990).

         Ronald L. Leach          Vice President - Accounting (December
                                  1, 1981).

         William T. Muir          Vice President - Manufacturing
                                  Technologies (April 1, 1989).

         Derek R. Mumford         Vice President - Information
                                  Technologies (April 1, 1992).
                                  (Citizen of United Kingdom.)

         Billie K. Rawot          Vice President and Controller (March
                                  1, 1991).





                                                             SCHEDULE II




                            EATON PURCHASES OF SHARES
              (ALL PURCHASES WERE MADE FOR CASH ON THE OPEN MARKET
                         ON THE NEW YORK STOCK EXCHANGE)


              DATE             NUMBER OF SHARES       PRICE PER SHARE

         February 5, 1996           200,000                 $7.25
         March 5, 1996               20,000                 $7.25
         March 6, 1996                  100                 $7.25
         March 6, 1996               49,900                 $7.375
         March 7, 1996               31,400                 $7.375
         March 7, 1996               18,600                 $7.25
         March 7, 1996               95,500                 $7.125
         March 7, 1996               34,500                 $7.00
         March 8, 1996               37,800                 $6.875
         March 8, 1996               16,000                 $7.00
         March 8, 1996               10,000                 $7.125
         March 8, 1996              165,900                 $7.25
         March 8, 1996                  100                 $7.25
         March 11, 1996              50,000                 $7.125
         March 12, 1996              53,200                 $7.25
         March 12, 1996               2,500                 $7.125
         March 12, 1996              11,500                 $7.375
         March 13, 1996               8,000                 $7.50
         TOTAL                      805,000






                                INDEX TO EXHIBITS


          EXHIBIT
          NUMBER                    EXHIBIT

             1      Letter Dated March 13, 1996, from
                    Stephen R. Hardis, Chairman and Chief
                    Executive Officer of Eaton, to F. Edmir
                    Bertolaccini, Chairman and Chief Execu-
                    tive Officer of the Company.

             2      Eaton Press Release, dated March 13,
                    1996.

             3      Complaint filed by Eaton in the federal
                    district court in the Eastern District
                    of Michigan.

             4      Eaton Press Release, dated March 14,
                    1996.

             5      Eaton Press Release, dated March 18,
                    1996.